                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM ll-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

       For the fiscal year ended ......... March 31, 1996

                                      OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

       For the transition period from ...........to...........

       Commission file number.................................

       A.  FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                           (Full title of the Plan)

       B.  FMC CORPORATION
           200 East Randolph Drive, Chicago, Illinois 60601
           (Name and Address of Issuer)

SIGNATURES
- ----------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       FMC EMPLOYEES' THRIFT AND
                                       STOCK PURCHASE PLAN

                                       By  /s/ W. J. Kirby
                                           -------------------------
                                       W. J. Kirby
                                       Vice President-Administration
                                       FMC Corporation
                                       (Plan Administrator)

Dated: September 26, 1996

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
FMC Corporation:

We have audited the accompanying statements of financial position of FMC Employees' Thrift and Stock Purchase Plan (the Plan) as of March 31, 1996 and 1995, and the related statements of earnings and changes in plan equity for each of the years in the three-year period ended March 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMC Employees' Thrift and Stock Purchase Plan as of March 31, 1996 and 1995, and the results of its operations and the changes in its plan equity for each of the years in the three-year period ended March 31, 1996 in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP
Chicago, Illinois
September 26, 1996

                 FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                 ---------------------------------------------
                       STATEMENTS OF FINANCIAL POSITION
                       --------------------------------
                                (In thousands)

                                                       March 31, 1996             March 31, 1995
                                                       --------------             --------------
Assets
- ------
Investment in the FMC Corporation Salaried
 Employees' Master Trust (Notes 2 and 3)                  $832,912                   $755,514
                                                          --------                   --------
   Total Investments                                       832,912                    755,514

Participant Loans Receivable                                26,512                     31,128
                                                          --------                   --------
   Total Assets                                           $859,424                   $786,642
                                                          ========                   ========

Liabilities and Plan Equity
- ---------------------------

Liabilities:
   Payables - (Receivables)                               $   (558)                  $   (591)
                                                          --------                   --------
   Total Liabilities                                          (558)                      (591)
                                                          --------                   --------

Plan Equity                                                859,982                    787,233
                                                          --------                   --------
   Total Liabilities and Plan Equity                      $859,424                   $786,642
                                                          ========                   ========



See accompanying notes to financial statements.

                 FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                 ---------------------------------------------
               STATEMENTS OF EARNINGS AND CHANGES IN PLAN EQUITY
               -------------------------------------------------
                                 (In thousands)



                                                      Year Ended
                                                     March 31, 1996
                                      -------------------------------------------
                                                               Fixed
                                       Combined     Stock     Income     Equity
                                       Balance      Fund       Fund       Fund
                                      ----------  ---------  ---------  ---------
Net investment income from the
  FMC Corporation Salaried
  Employees' Master Trust             $  22,615   $     69   $ 19,001    $ 3,545
                                      ---------   --------   --------    -------
   Total investment income               22,615         69     19,001      3,545

Realized and unrealized
 gains (losses), net                    109,893    102,723     (2,798)     9,968


Contributions and deposits:
   Participating employees               30,044     20,479      5,823      3,742
   FMC Corporation                       13,729     13,729         --         --
                                      ---------   --------   --------    -------
   Total additions                      176,281    137,000     22,026     17,255
                                      ---------   --------   --------    -------

Employee withdrawals from the plan     (103,503)   (53,961)   (43,381)    (6,161)
Fund transfers                               --     (5,374)     5,523       (149)
Expenses                                    (29)       (29)        --         --
                                      ---------   --------   --------    -------
   Total deductions                    (103,532)   (59,364)   (37,858)    (6,310)
                                      ---------   --------   --------    -------

Net increase (decrease)                  72,749     77,636    (15,832)    10,945
Plan equity, beginning of year          787,233    481,863    261,391     43,979
                                      ---------   --------   --------    -------
Plan equity, end of year              $ 859,982   $559,499   $245,559    $54,924
                                      =========   ========   ========    =======




See accompanying notes to financial statements.

                 FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                 ---------------------------------------------
               STATEMENTS OF EARNINGS AND CHANGES IN PLAN EQUITY
               -------------------------------------------------
                                 (In thousands)



                                                        Year Ended
                                                       March 31, 1995
                                  ------------------------------------------------------
                                                          Fixed
                                   Combined     Stock     Income     Equity      ESOP
                                   Balance      Fund       Fund       Fund       Fund
                                  ----------  ---------  ---------  ---------  ---------
Net investment income from
  the FMC Corporation Salaried
  Employees' Master Trust         $  27,878   $ 19,226   $  4,976   $  3,676   $
                                                                                     --
Dividends                             1,749         --         --      1,749         --
Interest                             14,173        940     13,142         90          1
                                  ---------   --------   --------   --------   --------
    Total investment income          43,800     20,166     18,118      5,515          1

Realized and unrealized gains
  (losses), net (Note 4)             86,981     77,728         --        597      8,656


Contributions and deposits:
    Participating employees       $  37,567     24,717      7,915      4,935         --
    FMC Corporation                  16,178     16,178         --         --         --
                                  ---------   --------   --------   --------   --------
    Total additions                 184,526    138,789     26,033     11,047      8,657
                                  ---------   --------   --------   --------   --------

Employee withdrawals
 from the plan                     (113,684)   (60,434)   (41,466)   (10,541)    (1,243)
Fund transfers                           --    (12,689)    10,174      2,515         --
ESOP transfer to Stock Fund              --     45,165         --         --    (45,165)
  (Note 1)
Expenses                               (188)        --       (188)        --         --
                                  ---------   --------   --------   --------   --------
Total deductions                   (113,872)   (27,958)   (31,480)    (8,026)   (46,408)
                                  ---------   --------   --------   --------   --------

Net increase (decrease)              70,654    110,831     (5,447)     3,021    (37,751)
Plan equity, beginning of year      716,579    371,032    266,838     40,958     37,751
                                  ---------   --------   --------   --------   --------
Plan equity, end of year          $ 787,233   $481,863   $261,391   $ 43,979   $     --
                                  =========   ========   ========   ========   --------




See accompanying notes to financial statements.

                 FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                 ---------------------------------------------
               STATEMENTS OF EARNINGS AND CHANGES IN PLAN EQUITY
               -------------------------------------------------
                                (IN THOUSANDS)



                                                               Year Ended
                                                             March 31, 1994
                                          ----------------------------------------------------
                                                                  Fixed
                                          Combined     Stock     Income     Equity      ESOP
                                           Balance     Fund       Fund       Fund       Fund
                                          --------   --------   --------    -------   --------
Investment income:

   Dividends                              $  4,638   $          $           $ 4,638   $
                                                           --         --                    --
   Interest                                 20,873      1,178     19,608         85          2
                                          --------   --------   --------    -------    -------
   Total investment income                  25,511      1,178     19,608      4,723          2

Realized and unrealized gains
   (losses), net (Note 4)                  (11,797)    (8,372)        --     (2,430)      (995)

Contributions and deposits:
   Participating employees                  40,894     27,040      8,594      5,260         --
   FMC Corporation                          18,032     18,032         --         --         --
                                          --------   --------   --------    -------    -------
   Total additions                          72,640     37,878     28,202      7,553       (993)

Employee withdrawals from the plan         (57,583)   (27,638)   (24,453)    (2,341)    (3,151)
Fund transfers                                  --     (8,901)     5,466      3,435         --
Expenses                                       (63)        --        (63)        --         --
                                          --------   --------   --------    -------    -------
Total deductions                           (57,646)   (36,539)   (19,050)     1,094     (3,151)
                                          --------   --------   --------    -------    -------

Net increase (decrease)                     14,994      1,339      9,152      8,647     (4,144)
Plan equity, beginning of year             701,585    369,693    257,686     32,311     41,895
                                          --------   --------   --------    -------    -------
Plan equity, end of year                  $716,579   $371,032   $266,838    $40,958    $37,751
                                          ========   ========   ========    =======    =======


See accompanying notes to financial statements.

                 FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                 ---------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                            MARCH 31, 1996 AND 1995
                            -----------------------


Note 1: Description of the Plan. The following description of the FMC Employees' Thrift and Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan's provisions.

A. General. The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers all full-time employees of FMC Corporation (the Company) (other than employees who generally reside or work outside of the United States and employees covered by a collective bargaining agreement which does not provide for participation in the Plan). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Contributions. Participants may currently elect to have their annual compensation reduced by up to $9,500, subject to adjustments to reflect changes in the cost of living, but not by more than 15% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pre-tax basis. Participants may also elect to make after-tax contributions, either as an alternative to pre-tax contributions, or in addition to the maximum pre-tax contributions of $9,500 (but not more than 15% of their total compensation in the aggregate). The Company makes matching contributions of from 15% to 100% of the portion of those contributions not in excess of 5% of each participant's compensation (Basic Contribution), regardless of the $9,500 limit on pre-tax contributions.

C. Trust Agreement. Prior to January 1, 1995, the Company and Harris Trust and Savings Bank (the Trustee) had established a trust (the Trust) for investment purposes as part of the Plan. Effective January 1, 1995, the Company and the Trustee established the FMC Corporation Salaried Employees' Master Trust (the Master Trust) for the collective investment of the assets of the Trust and of trusts associated with two other 401(k) plans of an affiliate of the Company. These three trusts participated in the Master Trust at March 31, 1996. Upon establishment of the Master Trust, the net assets of the Trust were transferred to the Master Trust.

D. Investment of Funds. Within the Master Trust, the Trustee has established a Stock Fund, a Fixed Income Fund, an Equity Fund and a Harsco Fund. Each of these funds, with the exception of the Harsco Fund, previously existed under the Trust, and an ESOP Fund also existed under the Trust. The Stock Fund consists of shares of the common stock of the Company. The ESOP Fund, which was merged into the Stock Fund effective July 1, 1994, consisted of shares of common stock of the Company. The Fixed Income Fund consists of investments in contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. Effective April 1, 1991, the Fixed Income Fund is authorized to include (1) securities issued or guaranteed by the U.S. government, or any of its agencies or instrumentalities, and (2) short-term, interest-bearing debt obligations pending investment in guaranteed income contracts or government securities. For the Plan year ended March 31, 1996, the guaranteed effective annual yield was approximately 7.41%. The Equity Fund consists of shares of mutual funds registered under the Investment Company Act of 1940. The Harsco Fund, established as a fund under the Master Trust in January 1995, consists of common shares of Harsco Corporation, and was not available as an investment election to Plan participants, nor included in the Master Trust investments in which the Plan's Trust had an interest for the year ended March 31, 1996. (See
Note 2, Section E.)

All Company contributions to the Plan are invested by the Trustee in the Stock Fund and credited to the respective accounts of the employees participating in the Plan. All employees contributing to the Plan are entitled to elect to have the Trustee invest their contributions: (i) entirely in the Stock Fund, (ii) entirely in the Fixed Income Fund, (iii) entirely in the Equity Fund or (iv) in two or more of those funds in multiples of 25%. A participant's investment election may be changed prospectively for any Plan year. In addition, a participant who has attained age 55 may elect to have all or part (in multiples of 25%) of the accumulated balance of the participant's Stock, Fixed Income, and Equity Funds attributable to the participant's contributions transferred among those funds. At December 31, 1995, approximately 9,600, 3,000, and 1,800 employees, respectively, particated in the Stock, Fixed Income and Equity Funds.

E. Vesting. Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is based on years of service. A participant is 100% vested after five years of service.

F. Payment of Benefits. On termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the value of his or her account. Participants age 55 or older or whose accounts are valued at not less than $3,500 may upon termination elect to defer their lump sum distribution or receive annual installments over a ten-year period. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of the participant's employment, the unvested portion is forfeited. Such forfeitures reduce future Company contributions to the Plan.

G. ESOP Provisions. Generally, any person who was employed by the Company at any time during a calendar year for which the Company made an ESOP contribution and who had completed one year of service is a participant. Pursuant to the repeal of the ESOP tax credit for compensation paid or accrued after December 31, 1986, by the Tax Reform Act of 1986, the Company discontinued contributions to the ESOP Fund. Effective November 1, 1988, the ESOP was spun off into a separate plan known as the "FMC Employees' Stock Plan"; however, the assets are included (through June 30, 1994) in the ESOP fund in the accompanying financial statements. Effective July 1, 1994, the FMC Employees' Stock Plan was merged into the Plan and all assets were transferred into the Stock Fund.

H. Expenses. The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

I. Withdrawals and Loans. The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000; the maximum is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be repaid over 60 months with interest at the announced Fixed Income Fund rate or some other reasonable rate as determined by the Company. Participant loans outstanding as of March 31, 1996 and 1995 were approximately $27 million and $31 million, respectively.

J. Plan Termination. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

Note 2: Summary of Significant Accounting Policies. The following are the significant accounting policies followed by the Plan and Master Trust:

A. Basis of Accounting. The Plan's financial statements are prepared on the accrual basis of accounting.

B. Investments. Security transactions are recorded in the financial statements on a settlement date basis, which does not differ materially from a trade date basis.

C. Valuation of Investments. Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value.

D. Participants' Equity. For financial statement purposes, the cost per share of FMC Corporation common stock is stated at the price paid by the Trustee on a national securities exchange. In computing individual participants' equity for tax purposes, the cost per share of FMC Corporation common stock is determined by (i) the price paid by the Trustee on a national securities exchange or (ii) the price paid per share of FMC Corporation common stock reacquired from a withdrawing participant electing a cash withdrawal.

E. Basis of Allocation of Master Trust Net Assets and Net Income. The trusts participating in the Master Trust have an undivided interest in the assets (except for Harsco Corporation stock), liabilities, income, expenses and gains or losses of the Master Trust. For allocation purposes, each of the participating trusts retain an ownership percentage in the Master Trust net assets which was initially established on the basis of relative net assets contributed by each plan to the Master Trust. Each month, the percentage is adjusted based on the relative amount of contributions and distributions attributable to each plan. The percentage calculated at each month-end is used to allocate the investment income, net of expenses, and gains or losses of Master Trust investments during that month. At March 31, 1996, the Plan's (and its Trust's) interest in the net assets of the Master Trust was approximately 92%, which included investments in the following funds:

                         Stock Fund           $552,913
                         Fixed Income Fund     227,110
                         Equity Fund            52,889
                                              --------
                                              $832,912
                                              --------

F. Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's financial position or results of operations.

Note 3: Master Trust Investments. The following tables present the cost and fair value of investments for the Master Trust at March 31, 1996 and 1995. All individual investments greater than 5% of Plan assets are separately identified:

                                                          March 31,1996
                                                          -------------
                                        Number
                                          of
INVESTMENTS AT:                         Shares           Market     Cost
- -----------------------------           ------           ------    ------
                                                          (In Thousands)
Quoted Market Value
- -----------------------------
FMC Common Stock                      7,636,816          $573,716  $ 78,164
Other                                                      37,943    16,551
                                                         --------  --------
                                                          611,659    94,715

FNMA Bonds                                                 49,427    49,392
                                                         --------  --------
                                                          661,086   144,107

Estimated Market Value
- -----------------------------
Mutual Funds                                               58,820    41,798
Cash                                                          419       419
                                                         --------  --------
                                                           59,239    42,217

Contract Value
- -----------------------------
Fixed Rate Insurance
   Contracts                                              184,717   184,717
                                                         --------  --------
                                                         $905,042  $371,041
                                                         ========  ========


                                                  March 31, 1995
                                             ------------------------
                                   Number
                                     of
                                   Shares        Market        Cost
                                  ---------  --------------  --------
                                                  (In Thousands)
                                             ------------------------
INVESTMENTS AT:
- --------------

Quoted Market Value
- -------------------
FMC Common Stock                  7,848,226     $474,818    $ 72,429
Other                                             26,136      16,739
                                                --------    --------
                                                 500,954      89,168

FNMA Bonds                                        49,754      49,392
                                                --------    --------
                                                 550,708     138,560

Contract Value
- --------------
Fixed Rate Insurance Contracts                   190,376     190,376
                                                --------    --------
                                                 190,376     190,376

Estimated Market Value
- ----------------------
Mutual Funds                                      44,464      37,788
Cash                                               9,719       9,719
                                                --------    --------
                                                  54,184      47,507
                                                --------    --------

                                                $795,268    $376,443
                                                ========    ========

Investment income for the Master Trust was as follows for the year ended March 31, 1996 and the three months ended March 31, 1995:

                                                            Three Months
                                            Year Ended         Ended
                                          March 31, 1996   March 31, 1995
                                          --------------   --------------
                                                  (In Thousands)
                                                  --------------
INVESTMENT INCOME:
- -----------------

Net appreciation (depreciation) in fair
  value of investments:
  FMC Corporation common stock                $104,906         $19,361
  Harsco common stock                           12,668           1,761
  Mutual Funds                                  10,868           4,002
  FNMA Bonds                                    (2,867)              -
                                              --------          ------
                                               125,575          25,124

Interest                                        19,597           5,156
Dividends                                        4,754             228
                                              --------         -------

                                              $149,926         $30,508
                                              ========         =======

Note 4: Investments. During the years ended March 31, 1995 and 1994, the Plan's investments (including investments bought, sold and held during the years, and excluding Master Trust investments) appreciated (depreciated) in value as follows (in thousands):


                            Year Ended      Year Ended
                          March 31, 1995  March 31, 1994
                          --------------  ---------------

FMC Corp. common stock       $86,384         $ (9,367)
Mutual Funds                     597           (2,430)
                             -------         --------
                             $86,981         $(11,797)
                             =======         ========



Note 5: Income Taxes. The Plan has received a favorable determination letter from the Internal Revenue Service on April 9, 1986 indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore the related Master Trust (and, prior to that, the Trust) are exempt from tax under
Section 501(a) of the Code. The Plan has been subsequently restated to comply with the Tax Reform Act of 1986 and subsequent legislation. Although the Plan has not yet received a new determination letter on the submitted restated document, the plan administrator is confident that the Plan meets the requirements of Section 401(a).

The Company receives a federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to federal income tax on their elective contributions, Company contributions, appreciation in the Company's common stock, income and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

Note 6: Deferred Income. In October, 1992, the Plan terminated its fixed income fund contract with Maccabees Insurance Company. As a result, the Plan received a market value adjustment for the contract of $408,000 which represents earnings that would have accrued to the Plan if the contract had been allowed to continue to its maturity date of March 31, 1994. This amount was recorded as deferred income to be allocated to participants on a monthly basis through March, 1994, and $279,000 was allocated during the year ended March 31, 1994.

Note 7: Plan Merger. On January 1, 1995, the Jetway Transition Savings Plan (Jetway Plan) was merged into the Plan and participants in the Jetway Plan became participants of the Plan. The net assets of the Jetway Plan of $304,319 were transferred into the Master Trust. The transfer of funds is included in Participating Employee Contributions in the Plan's Statement of Earnings and Changes in Plan Equity for the year ended March 31, 1995.

EXHIBIT INDEX

NUMBER IN
EXHIBIT TABLE       DESCRIPTION
- -------------       -----------

10.1 FMC Employees' Thrift and Stock Purchase Plan, as revised and restated as of April 1, 1991 (incorporated by reference from Exhibit 10.3 to the Form SE filed on March 27, 1992).

10.2 Amendments to the FMC Employees' Thrift and Stock Purchase Plan through December 31, 1994 (incorporated by reference from Exhibit 10.6 to the Annual Report on Form 10-K filed on March 29, 1995).


10.3 FMC Corporation Salaried Employees' Master Trust Agreement effective January 1, 1995 (incorporated by reference from Exhibit 10.3 to the Annual Report on Form 11-K filed on October 12, 1995).


10.4 Amendment to FMC Salaried Employees' Master Trust dated April 20, 1995 and effective January 1, 1995 (incorporated by reference from Exhibit 10.4 to the Annual Report on Form 11-K filed on October 12, 1995).


10.5 Amendments to the FMC Employees' Thrift and Stock Purchase Plan effective April 1, 1995, June 1, 1995 and March 31, 1996.


24                  Consent of KPMG Peat Marwick LLP